UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

PUNTO GROUP, CORP.

(Exact name of registrant as specified in its corporate charter)

Nevada	333-200529	61-1744826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1810 E. Sahara Ave., Office 216 Las Vegas, NV 89104
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (702) 605-0605

Approximate Date of Mailing: January 12, 2016

PUNTO GROUP, CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF

PUNTO GROUP, CORP.

INTRODUCTION

This Information Statement is being mailed on or about January 12, 2016 to the holders of record at the close of business on January 7, 2016 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Punto Group, Corp., a Nevada corporation (“Punto” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of January 6, 2016 by and between Andrei Kriukov, the majority shareholder of the Company, as seller, and Wei Land (the “Buyer”).

The purchase and sale of 4,000,000 shares of Common Stock as contemplated by the SPA (the “Purchase”) closed on January 6, 2016 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

On the Record Date, 5,290,000 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Following consummation of the Purchase, the Buyer will own 4,000,000 shares of Common Stock, or 75.61% of the Company’s outstanding voting securities.  The Purchase will result in a change in control of the Company.

In connection with the change in control, Mr. Kriukov, the Company’s President, Chief Executive Officer, Treasurer, Secretary and Chief Financial Officer and sole director, has resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date.

Lei Wang was appointed to be the sole director of the Company by the Board of Directors, effective on the Effective Date.  In addition, the Board of Directors appointed Mr. Wang as Chief Executive Officer and Chief Financial Officer of the Company, effective on January 6, 2015.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

The incoming director is not currently a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the incoming or existing directors or officers of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

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NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value.  As of the Record Date, 5,290,000 shares of common stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

DIRECTORS AND OFFICERS

Pre-Closing

The Company’s sole officer and director prior to closing of the Purchase is as follows:

Name	Age	Positions Held	Date First Elected or Appointed
Andrei Kriukov	40	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer	September 2014

Andrei Kriukov has acted as our Chief Executive Officer, President, Treasurer, Secretary, Chief Financial Officer and sole Director since our incorporation on September 2, 2014. There was no any arrangement or understanding between Mr. Kriukov and any other person(s) pursuant to which he was selected as a director of the company. Mr. Kriukov owns 75.61% of the outstanding shares of our common stock. For the last eight years, Mr. Kriukov has been working as a freelance project manager in IT. Mr. Kriukov worked for many companies in IT industry around the world such as freelance project manager. He worked for LLC Nowanet (Poland), LLC Opositif Communication (France), Otimize IT (Brazil), LLC Frex Software (Canada) and LLC Bitrax Inet (England). He was responsible for IT projects management. He has been consulting companies in project management software and solve the projects problems. He created project management tools for every specific project, controlled and prepared analysis of project’s efficiency.

Post-Closing

The following table sets forth information regarding the Company’s new sole director and officer, the position of director to become effective on the Effective Date:

Name	Age	Positions To Be Held	Date First Appointed
Lei Wang	48	Chief Executive Officer and Chief Financial Officer and Director	January 6, 2016

Since October 2015, Mr. Wang has served as General Manager of TOGOTO Science & Technology Co. In addition, since February 2013, he has served as General Manager of Hangzhou Cixiaotang Science & Technology Co. Ltd., a medical device company based in China. From July 2006 to December 2010, Mr. Wang served as the Chief Operating Officer, Greater China Area, of Hong Kong Progressive Technologies Limited, a company based in China that went public in Singapore through a reverse merger in August 2009. From January 1997 to October 2004, he served in various capacities for Beijing Dayin Pharmaceutical Co., a company based in China that specializes in the R&D, production and sales of children’s food and medicine, which was acquired by Hutchison Whampoa Limited, a public company listed on the Hong Kong stock exchange. From January 1995 to December 1996, Mr. Wang served as City Manager of Beijing Green World Nutrition Health Products Co., Ltd., a company based in China that specializes in researching, developing and producing nutritional and health weight-losing food. From August 1991 to December 1994, he worked at a “Grade A Class 3” Hospital in Beijing. In 1991, Mr. Wang received a bachelor’s degree in preventive medicine from Harbin Medical University.

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors.  Our Board of Directors does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by our Board of Directors as a whole.  We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

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Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to our offices at 1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104.

Board of Directors’ Meetings

During our fiscal year ended September 30, 2015, the Company did not hold any meetings of the Board of Directors.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend at some point to adopt a code of ethics that applies to our officers, directors and employees.  We will file copies of our code of ethics in a current report on Form 8-K.  You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.  In addition, a copy of the code of ethics will be provided without charge upon request to us.  We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Legal Proceedings

To the best of our knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2014, the Company issued a total of 4,000,000 shares of restricted common stock to Andrei Kriukov, our sole officer and director, in consideration of $4,000.

On September 30, 2014, Andrey Kryukov loaned $1,717 to the Company, which is being carried as a loan payable. The loan is non-interest bearing, unsecured and due upon demand.

On February 28, 2015, Andrey Kryukov loaned $1,200 to the Company, which is being carried as a loan payable. The loan is non-interest bearing, unsecured and due upon demand.

On May 26, 2015, Andrey Kryukov loaned $500 to the Company, which is being carried as a loan payable. The loan is non-interest bearing, unsecured and due upon demand.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Except for the failure of the Chief Executive Officer to file a Form 3 upon (i) his becoming a reporting person and (ii) acquiring 4,000,000 shares of common stock in October 2014, we are not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

DIRECTOR AND OFFICER COMPENSATION

Punto’s sole officer and director does not receive any compensation for his services rendered to the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Punto for the benefit of its employees.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Closing

The following table sets forth certain information, immediately prior to the closing of the purchase, regarding the beneficial ownership of Punto’s common stock by (i) each stockholder known by Punto to be the beneficial owner of more than 5% of Punto’s common stock, (ii) by each director and executive officer of Punto and (iii) by all executive officers and directors of Punto as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

The business address of each person listed is 1810 E. Sahara Ave., Office 216 Las Vegas, NV 89104.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address	or Controlled	Owned

Andrei Kriukov	4,000,000	75.61%

Post-Closing

The following table sets forth certain information, immediately following the closing of the Purchase, regarding the beneficial ownership of Punto’s common stock by (i) each stockholder known by Punto to be the beneficial owner of more than 5% of Punto’s common stock, (ii) by each nominee for director and executive officer of Punto and (iii) by all executive officers and directors of Punto as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

The business address of each person listed is 2609 Monte Cresta Drive, Belmont, CA 94002.

	Number of	Percentage
	Shares Owned	of Shares
Name	or Controlled	Owned

Lei Wang	4,000,000	75.61%

All Officers and Directors as a Group (1 person)	4,000,000	75.61%

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file with the Securities and Exchange Commission (the “Commission”) annual reports, quarterly reports and other information the Company is required to file pursuant to securities laws.  You may read and copy materials the Company files with the Commission at the Commission’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the Board of Directors at the address set forth on the cover page.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2016	PUNTO GROUP, CORP.

	By:	/s/ Lei Wang
Name: Lei Wang
Title: Chief Executive Officer and Chief Financial Officer

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